UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Blackstone Private Credit Fund

(Name of Issuer)

Blackstone Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

09261H305, 09261H206 and 09261H107

(CUSIP Number of class of securities)

Oran Ebel

Lucie Enns

c/o Blackstone Private Credit Strategies LLC

345 Park Avenue, 31st Floor

New York, New York 10154

(212) 503-5100

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Kenneth E. Burdon

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

November 1, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 1, 2024 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 71,467,909 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of December 31, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on December 2, 2024.

2.

20,891,347 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $531,058,049.

4.

The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about January 30, 2025 to the tendering Shareholders a total of $530,931,274 representing the net asset value of the total amount of the Shares tendered by Shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $25.42 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Oran Ebel
Name:	Oran Ebel
Title:	Chief Legal Officer and Secretary

Dated: February 3, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables